PROTEONOMIX, INC.

187 Mill Lane

Mountainside, New Jersey 07092

Phone: (973)544-6116

Fax: (973)833-0277

Email: mcohen@proteonomix.com

January 28, 2010

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Laura Crotty, Division of Corporation Finance

Re:

Proteonomix, Inc.

Registration Statement on Form 10

Filed August 4, 2009

File No. 000-53750

This letter is written in response to your comment letter dated January 25, 2010 and contains the comments and responses to each comment. We understand that you may have additional comments after reviewing our amendment and responses to your comments. The submission of the amendment on EDGAR contains a correspondence file containing this letter.

Form 10-12G/A filed January 19, 2010.

General

Comment 1. We note your response to our prior comment 1 and advise you that none of the listed statements have been eliminated from the filing, as you indicate in your response letter. Please delete each of the following statements from the filing:

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"Further, our protein molecules form a complex structure that enhances skin firmness and elasticity and delivers essential complexes that assist in the support of cells found in human tissues. We have found that Matrix NCI 38, when combined with our carrier agents and applied to the skin surface, penetrates the outer epidermal layer. Once within the extracellular matrix environment of the skin, the components enhance the production of type 4 collagen in the skin, helping to reduce the appearance of superficial wrinkles." (Page 9)

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"We and our subsidiary, Proteoderm, conducted tests of the efficacy of our cosmeceutical kit on a dozen women and have found that our kit removed age lines in the faces and under the eyes of each person we tested." (Page 9)

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"The results were that the Matrix NC-138 induced collagen production by more than 300% in aged fibroblasts." (Page 9)

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"In addition, it was demonstrated that Matrix NC-138 rejuvenates skin cells." (Page 9)

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"Matrix NC-138 extended the longevity of keratinocytes and fibroblasts." (Page 9)

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"The results were that Matrix NC-138 reduces both deep and subtle wrinkles...It was observed that Matrix NC-138 led to a refinement of the skin texture and contributed to a youthful look. Additionally, Matrix NC-138 increased moisture content of the skin. The moisture content was clearly improved compared to placebo control after four weeks of application." (Page 9).

For reasons which we have not been able to sort out, the deletions were made but were not reflected in the actual filing. They are reflected in the present filing.

In addition, the following language has been added:

On the basis of the in vivo studies, we believe that our cosmeceutical refines skin texture and gives suppleness to the skin thus contributing to a youthful look. However, the research, data and conclusions regarding our cosmeceutical have not been independently verified and the merits of our claims have not been subject to independent evaluation by experts in the cosmeceutical field. The results of our efficacy tests have based on observations of only twelve volunteers and have not yet been replicated. In addition, there are no established standards for test procedures, methodology or documentation by which companies marketing cosmeceuticals must adhere before making claims about their products' efficacy

Comment 2. We note your response to our prior comment 4. Please further revise the newly added disclosure on page 13 to indicate, as you have in your response letter, that you cannot guarantee the stated results, in addition to stating that further testing is needed to confirm management's belief that stem cells grown on the ES-400 Platform will achieve the same positive results as stem cells grown on other platforms.

The above suggested language has been added to disclosure relating to ES-400 Platform

Item 1. Business. page 3

Comment 3. We note that you have deleted disclosure on page 9 regarding the services the PCPC provides to its members. As we believe this information is important to an investor's understanding of the PCPC and its role in the industry, we ask that you consider reinstating this disclosure to the filing.

The services of the PCPC have been restored to the filing.

Comment 4. We note your response to our prior comment 7 and advise you that Appendix A has not been added to Exhibit 10.27 in the current filing as indicated. Please file Appendix A to Exhibit 10.27 with your next amendment.

The Appendix was filed as Exhibit 10.45. We have added the appendix to Exhibit 10.27 and removed the appendix from Exhibit 10.45 and substituted the resolution relating issuance of shares to Michael Cohen.

5. We note your response to our prior comment 9 and advise you that the paragraph included in your response letter discussing the research agreement with the University of Miami dated January 31, 2008 has not been included in the filing. Please revise your disclosure to include this paragraph. Also, this agreement does not appear to be filed. Please file this agreement as an exhibit to the registration statement. Finally, Exhibit 10.47, the license agreement with Ian McNiece dated October 29, 2007, does not include Appendix A or Exhibit A, both of which are referred to in the agreement. Please refile Exhibit 10.47 with Appendix A and Exhibit A included.

The paragraph has now been inserted as per the last comment letter and the agreement with Universty of Miami is filed as Exhibit 10.48. The Exhibit 10.47 agreement incorrectly contained an appendix and an exhibit, Appendix A is now Exhibit B. The Exhibit 10.47 in the previous filing is now numbered as Exhibit 10.46.

6. We note your response to our prior comment 13 and advise you that page 9 of the filing still refers to the PCPC as a "self regulatory" organization. In conformity with your prior response, please delete this reference.

The reference to the PCPC as a self-regulatory organization has been removed.

7. We note your response to our prior comment 14 and the newly added disclosure on page 9. The sample disclosure provided in your response letter includes the filing of "timely reports with the FDA regarding manufacturing and ingredient usage" as one of the principles of the PCPC commitment code; however, this principle is not included on page 9 of the current filing. Please include this disclosure in your amended Form 10.

The principle of filing current reports with the FDA is now included in the filing.

8. We note your response to our prior comment 15 and your statement that the approved list "contains materials which are known by the CIR to be safe." Please include this description of the approved list in the filing itself

We have included a link to the CIR website which lists approved ingredients. The approved list contains hundreds of ingredients. The categories of ingredients are now listed in the filing.

9. We note your response to our prior comment 17 and your disclosure on pages 8 and 15 that your President, Michael Cohen, loaned the Company funds to manufacture and package the raw materials for ten thousand cosmeceutical kits on a noninterest-bearing basis. Please disclose the date and amount of the loan and provide appropriate disclosure in your document where you discuss related party transactions.

The present filing discloses that Michael Cohen advanced the Company without documentation $95,000 on December 30, 2009. The loan is non-interest-bearing and is payable on demand.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 22

10. We note your response to our prior comment 29 and that you have deleted footnote (4) entirely from page 23 which previously stated that "Mark Cohen owns 193,868 in his name; and beneficially 68,257 shares through his 49% ownership in Cambridge Financial Group, Inc." If this statement is still accurate, please reinstate it to the filing.

Mark Cohen is no longer a 5% shareholder due to sales of Proteonomix stock he made in market transactions. Therefore, the number of shares he owns, directly or beneficially is fewer than 5% of the issued and outstanding shares of common stock of the Company.

Item 5. Directors and Executive Officers. page 23

Comment 11. Please include Mr. Fidler's position as General Counsel in the table on page 23. In addition, in his biography on page 24, please disclose the dates when he became a director of the Company and General Counsel.

Mr. Fidler’s position of general counsel is now disclosed as well as the date on which he became general counsel and a director.

Comment 12. Please also ensure that, in their respective biographies, you provide the dates when Mr. McNiece became Vice President and Chief Scientific Officer of the Company and the dates when the members of your Scientific Advisory Board become associated with the Company,

The date on which Dr. McNiece became vice president and a member of the scientific advisory board are now disclosed.

Item 6. Executive Compensation, page 27

Comment 13. Please update your compensation disclosure for officers and directors to include the compensation paid during the fiscal year ended December 31, 2009 as well as the fiscal years ended December 31, 2008 and 2007.

Compensation has been updated to include the year ended December 31, 2009.

Comment 14. We note your response to our prior comment 31. Please provide disclosure that clarifies which performance period is covered by the December 31, 2009 amendments to Mr. Cohen's employment agreement. We may have further questions based on your response.

The performance period of the amendment to Mr. Cohen’s employment contract is now stated.

Item 9.

Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder matter page 39

Comment 15. We note the following statement on page 31: "The volatility of the price of our stock reflects market conditions versus any significant positive or negative business factor." The statement, as written, is confusing. If you mean your stock price volatility reflects market conditions and the impact of significant business developments, both positive and negative, please revise accordingly. Otherwise, please explain what is meant by your statement.

The disconnect between price volatility and significant business developments is now explained.

Exhibits, Page 34

Comment 16.

We note your response to our prior comment 33 and advise you that footnote (1) has not been revised to provide the correct date of filing of the Form 10. Please revise footnote (1) on page 35 to list the initial date of filing of the Form 10 as August 4, 2009 rather than August 10, 2009.

The footnotes to the exhibits states that the initial filing was made on August 4, 2009.

We appreciated the expedition with which you responded to our third amendment. We would appreciate a rapid turn-around for this amendment also.

Very truly yours,

Proteonomix, Inc.

By:   /s/Michael Cohen

        Michael Cohen

        President